        Exhibit 21.1

Significant Subsidiaries of Las Vegas Sands Corp.

The following is a list of significant subsidiaries of Las Vegas Sands Corp., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2021.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
Cotai Strip Lot 2 Apart Hotel (Macao) Limited	Macao
Las Vegas Sands, LLC	Nevada
LVS (Nevada) International Holdings, Inc.	Nevada
LVS Dutch Finance C.V.	Netherlands
LVS Dutch Holding B.V.	Netherlands
Marina Bay Sands Pte. Ltd.	Singapore
MBS Holdings Pte. Ltd.	Singapore
Sands China Ltd.	Cayman Islands
Sands IP Asset Management B.V.	Netherlands
Venetian Casino Resort, LLC	Nevada
Venetian Cotai Limited	Macao
Venetian Macau Limited	Macao
Venetian Orient Limited	Macao
Venetian Venture Development Intermediate II	Cayman Islands
Venetian Venture Development Intermediate Limited	Cayman Islands